# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GP-ACT III ACQUISITION CORP, CIK 0001834526
CUSIP: G4035N103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 300 Park Avenue, 2ND FLOOR, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001420506-24-002120
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,375,000; shared voting power 0; sole dispositive power 1,375,000; shared dispositive power 0; aggregate amount beneficially owned 1,375,000 (4.78% of the class)
  Comment: Based on 28,750,000 Class A ordinary shares as of March 26, 2026, reported on issuer's Form 10-K, filed March 26, 2026.

## Item 1. Issuer
Name of issuer: GP-ACT III ACQUISITION CORP
Address of issuer's principal executive offices: 300 Park Avenue, 2ND FLOOR, New York, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 YONGE STREET, SUITE 320
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 1375000
Percent of class: 4.78
Sole power to vote or to direct the vote: 1375000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1375000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, General Counsel & Chief Compliance Officer (04/27/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.